As filed with the Securities and Exchange Commission on June 16, 2009
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                         -------------------------------

                                   Schedule TO
                                 (Rule 14d-100)
            Tender Offer Statement under Section 14(d)(1) or 13(e)(4)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 4)

                      ACM Managed Dollar Income Fund, Inc.
                       (Name of Subject Company (Issuer))

                      ACM Managed Dollar Income Fund, Inc.
                  (Name of Filing Persons (Offeror and Issuer))

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    000949107
                      (CUSIP Number of Class of Securities)

                                 Emilie D. Wrapp
                             AllianceBernstein L.P.
                           1345 Avenue of the Americas
                            New York, New York 10105
                                 (212) 969-1000

      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                 With a copy to:

                               Kathleen K. Clarke
                               Seward & Kissel LLP
                                1200 G Street, NW
                              Washington, DC 20005

                             Calculation of Filing Fee
===============================================================================
   Transaction Valuation                                  Amount of Filing Fee
-------------------------------------------------------------------------------
      $22,272,361.38 (a)..............................       $1,242.80 (b)
===============================================================================
(a) Calculated as the aggregate maximum purchase price to be paid for 3,329,202 shares in the offer, based upon the net asset value per share of $6.69 at May 28, 2009.

(b)   Calculated as the Transaction Valuation multiplied by 0.00005580.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $1,242.80
      Form or Registration No.: Schedule TO
      Filing Party: ACM Managed Dollar Income Fund, Inc.
      Date Filed: May 4, 2009 and May 29, 2009

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

================================================================================

                             Introductory Statement

     This Amendment No. 4 to the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 4, 2009, as amended and supplemented by Amendment No. 2 to the Schedule TO filed with the Securities and Exchange Commission on May 8, 2009 and Amendment No. 3 to the Schedule TO filed with the Securities and Exchange Commission on May 29, 2009 (collectively, the "Schedule TO"), by ACM Managed Dollar Income Fund, Inc. (the "Fund"), relating to an offer to purchase for cash up to 3,329,202 shares (the "Shares") of the Fund's issued and outstanding shares of Common Stock, par value $0.01 per share amends such Statement on Schedule TO to add the following information in accordance with Rule 13e-4(c)(4) of the Securities and Exchange Act of 1934 and General Instruction H of Schedule TO:

     Pursuant to the Offer for up to 3,329,202 of its Shares which expired on Monday, June 11, 2009 at 12:00 Midnight Eastern Time, the Fund has accepted that number of Shares for payment on or about June 18, 2009 at $6.86 per Share. These Shares represent approximately 18% of the Fund's outstanding Shares. A total of 4,517,610 Shares were properly tendered and not withdrawn prior to 5:00 p.m. Eastern Time on June 15, 2009, the final date for withdrawals. Therefore, on a pro rated basis, in accordance with the terms of the Offer, 73.69% of the Shares so tendered by each tendering stockholder have been accepted for payment. The aggregate purchase price paid by the Fund for the Shares purchased pursuant to the Offer was $22,838,325.72.

     Reference is hereby made to the press release issued by the Fund on June 12, 2009 a copy of which is attached hereto as Exhibit (a)(5)(v) and is incorporated herein by reference and the press release issued by the Fund on June 16, 2009 a copy of which is attached hereto as Exhibit (a)(5)(vi) and is incorporated herein by reference.

Item 12.  Exhibits.

   (a)(5)(v)   Press Release issued on June 12, 2009.

   (a)(5)(vi)  Press Release issued on June 16, 2009.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            ACM MANAGED DOLLAR INCOME FUND, INC.


                                            /s/ Emilie D. Wrapp
                                            -------------------
                                            Name: Emilie D. Wrapp
                                            Title: Secretary

Dated: June 16, 2009

                                                               Exhibit (a)(5)(v)

FOR IMMEDIATE RELEASE

Shareholder Contact:
1-800-221-5672


                 ACM MANAGED DOLLAR INCOME FUND, INC. ANNOUNCES
               EXPIRATION OF TENDER OFFER AND PRELIMINARY RESULTS
               --------------------------------------------------

     NEW YORK, NY June 12, 2009--ACM Managed Dollar Income Fund, Inc. (NYSE:
ADF) (the "Fund") announced today its tender offer for 3,329,202 of its issued and outstanding shares of common stock representing approximately 18% of the Fund's outstanding shares expired Thursday, June 11, 2009 at 12:00 Midnight Eastern Time. Shares tendered may be withdrawn at any time prior to 5:00 p.m. Eastern Time on June 15, 2009.

     Based upon current information, approximately 4,529,533 shares were tendered, of which approximately 66,202 shares were tendered pursuant to notices of guaranteed delivery. Because the number of shares tendered exceeds 3,329,202 shares, the tender offer has been oversubscribed. Therefore, in accordance with the terms of the tender offer, the Fund will purchase shares on a pro rata basis (disregarding fractions) from all tendering stockholders, in accordance with the number of shares tendered by or on behalf of each stockholder. Based on preliminary information, the proration for each stockholder is estimated to be approximately 73.49% of the shares properly tendered. These numbers are subject to adjustment and should not be regarded as final. The actual number of shares to be purchased will be announced at a later date. Management of the Fund anticipates acceptance on June 16, 2009 of 3,329,202 shares properly tendered and not withdrawn and that payment for such shares will be made on or about June 18, 2009. The purchase price of properly tendered shares is the net asset value per share determined as of the close of regular trading session of the New York Stock Exchange today.

     The Fund is a non-diversified, closed-end U.S. registered management investment company whose investment adviser is AllianceBernstein L.P. As of June 10, 2009, the Fund's total net assets were approximately $126 million.

                                                              Exhibit (a)(5)(vi)

FOR IMMEDIATE RELEASE

Shareholder Contact:
1-800-221-5672


                      ACM MANAGED DOLLAR INCOME FUND, INC.
                        ANNOUNCES RESULTS OF TENDER OFFER
                        ---------------------------------


NEW YORK, NY June 16, 2009--ACM Managed Dollar Income Fund, Inc. (NYSE:ADF) (the "Fund") announced today that in accordance with its tender offer for up to 3,329,202 of its shares of common stock which expired on Thursday, June 11, 2009 at 12:00 Midnight Eastern Time, the Fund has accepted that number of shares for payment at $6.86 per share. These shares represent approximately 18% of the Fund's outstanding shares. A total of 4,517,610 shares were properly tendered and not withdrawn prior to 5:00 p.m. Eastern Time on June 15, 2009, the final date for withdrawals. Therefore, on a pro rated basis, in accordance with the terms of the tender offer, approximately 73.69% of the shares so tendered by each tendering stockholder have been accepted for payment.

The Fund is a non-diversified, closed-end U.S. registered management investment company managed by AllianceBernstein L.P. As of June 11, 2009, the date on which the Fund's tender offer expired, the Fund's total net assets were approximately $126 million.





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